

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

Via E-mail
Nami Shams
President and Chief Executive Officer
FWF Holdings Inc.
Stiftstr 32
20099 Hamburg
Germany

     Re: FWF Holdings Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed November 25, 2014
             File No. 333-199583

Dear Mr. Shams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your response to our prior comment 1. However, the OTCQB, which you mention in your filing, is one of the marketplaces of the OTC Markets. Please explain the basis for your view that the OTC Markets' list of prohibited attorneys would not apply with regard to the OTCQB.

Description of Business, page 21

2.   We note your response to our prior comment 5 and the copies of source materials you provided in your response. Please provide us with the additional source materials mentioned in the "Description of Business" section on pages 21 through 25 and explain

whether any of the sources requires the payment of a fee in order for the general public to gain access. To expedite our review, you may wish to mark the source materials to indicate where support can be found for the assertions in your disclosure.

3.　　We note that your link to a Bloomberg TV video on page 24 does not appear to work (*http://www.bloomberg.com/video/the-five-best-selling-hot-sauces-ZgWBQ1mi29rGYoYgOA.html*). Please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director